

September 9, 2010

By U.S. Mail and facsimile to (212) 930-9725

Anson Yiu Ming Fong
Sino Green Land Corporation
c/o Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd Floor
New York, New York 10006

> **Re: Sino Green Land Corporation**
> **Item 4.02 Form 8-K/A**
> **Filed September 8, 2010**
> **File No. 0-53208**

Dear Mr. Fong:

We have reviewed your supplemental response letter dated September 8, 2010 and have the following comment.

Form 8-K/A filed September 8, 2010

1. We read your response to comment one of our letter dated August 31, 2009. Please advise us if you will be restating your financial statements within your fiscal 2009 Forms 10-Q since you conclude in the Item 4.02 Form 8-K/A filed on September 8, 2010 that these periodic reports should not be relied upon. Further, please revise the disclosure controls and procedures conclusions in the related amended Forms 10-Q. We may have further substantial comment.

As appropriate, please amend your filings and respond to this comment within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

You may contact me at 202-551-3339 if you have questions regarding this comment. Please contact Andrew Mew, Accounting Branch Chief, at 202-551-3377 with any other questions.

Sincerely,

Robert Babula
Staff Accountant

cc: Asher S. Levitsky
Sichenzia Ross Friedman Ference LLP
Via Facsimile (212) 930-9725